REXAM

03 NOV 12 AM 7:21

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

03037324

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

30 October 2003

SUPPL

FILE NO. 82-3

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Dear Sirs

Rexam PLC

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith

Jennifer Smith
Assistant Company Secretary

dlw 11/14

REXAM PLC
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109
www.rexam.com

REXAM ANNOUNCEMENT

Francis Labbé to leave Rexam

Francis Labbé, Group Director Glass and Plastic Packaging, has decided to resign to pursue other opportunities.

His resignation as a Director of the company takes effect immediately but he will stay on for the rest of this week to hand over his functional responsibilities.

We would like to wish him the best of luck for the future.

29 October 2003

Rolf Börjesson
Chief Executive